FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute, or form part of, any invitation or offer to acquire, purchase or subscribe for any securities of HSBC Holdings, HSBC Asia Pacific or Hang Seng Bank, nor is it an invitation or offer to or a solicitation of any offer to acquire, purchase or subscribe for securities of HSBC Holdings, HSBC Asia Pacific or Hang Seng Bank, or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities of HSBC Holdings, HSBC Asia Pacific or Hang Seng Bank in any jurisdiction in contravention of applicable law. This announcement is not for release, publication or distribution, in whole or in part, in or into or from any other jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction.

HSBC Holdings plc (Hong Kong Stock Code: 5) The Hongkong and Shanghai Banking Corporation Limited	Hang Seng Bank Limited (Stock Codes: 11 (HKD Counter) and 80011 (RMB Counter))

JOINT ANNOUNCEMENT

(1) PROPOSAL FOR THE PRIVATISATION OF HANG SENG BANK LIMITED
BY THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED
BY WAY OF A SCHEME OF ARRANGEMENT
UNDER SECTION 673 OF THE COMPANIES ORDINANCE

(2) PROPOSED WITHDRAWAL OF LISTING OF HANG SENG BANK SHARES

(3) RESULTS OF THE HANG SENG BANK COURT MEETING AND
THE HANG SENG BANK GENERAL MEETING

AND

(4) CLOSURE OF REGISTER OF MEMBERS OF HANG SENG BANK LIMITED

Joint Financial Advisers to HSBC Holdings and HSBC Asia Pacific (in alphabetical order) BofA Securities Goldman Sachs	Financial Adviser to Hang Seng Bank Morgan Stanley
Financial Adviser to HSBC Asia Pacific The Hongkong and Shanghai Banking Corporation Limited	Independent Financial Adviser to the Hang Seng Bank IBC Somerley Capital Limited
RESULTS OF THE HANG SENG BANK COURT MEETING AND THE HANG SENG BANK GENERAL MEETING

On Thursday, 8 January 2026,

(i)   the resolution to approve the Scheme was approved at the Hang Seng Bank Court Meeting; and

(ii)  the special resolution to approve and give effect to the Proposal and the Scheme, including the reduction and restoration of the issued share capital of Hang Seng Bank under the Proposal and the Scheme, was approved at the Hang Seng Bank General Meeting.

CLOSURE OF REGISTER OF MEMBERS

For the purpose of determining the Scheme Shareholders who are qualified for the entitlements to the Scheme Consideration under the Scheme, the register of members of Hang Seng Bank will be closed from Tuesday, 20 January 2026 onwards and during such period, no transfer of Hang Seng Bank Shares will be effected.

PROPOSED WITHDRAWAL OF LISTING OF HANG SENG BANK SHARES

Subject to the Scheme becoming binding and effective, it is expected that the listing of the Hang Seng Bank Shares on the Hong Kong Stock Exchange will be withdrawn with effect from 4:00 p.m. on Tuesday, 27 January 2026.

INTRODUCTION

Reference is made to the composite scheme document dated 15 December 2025 jointly issued by HSBC Holdings plc ("HSBC Holdings"), The Hongkong and Shanghai Banking Corporation Limited ("HSBC Asia Pacific") and Hang Seng Bank Limited ("Hang Seng Bank") in relation to the Proposal and the Scheme (the "Scheme Document").

Unless otherwise defined herein, terms defined in the Scheme Document shall have the same meanings when used in this joint announcement.

RESULTS OF THE HANG SENG BANK COURT MEETING

The Hang Seng Bank Court Meeting was held on Thursday, 8 January 2026 in the form of a hybrid meeting at Grand Ballroom, 16/F, Hopewell Hotel, 15 Kennedy Road, Wan Chai, Hong Kong and via the Court Meeting Online Platform (https://meetings.computershare.com/HangSengCourtMeeting).

Under section 670 of the Companies Ordinance, where an arrangement is proposed to be entered into by a company with the members, or any class of the members, of the company, the High Court may, on an application made by the company, any of the members or any member of that class, order a meeting of those members or of that class of members, as the case may be, to be summoned in any manner that the High Court directs.

Under section 673 of the Companies Ordinance, if the members or the class of members with whom the arrangement is proposed to be entered into agree or agrees to the arrangement, the High Court may, on application by the company, any of the members or any member of that class, as the case may be, sanction the arrangement. An arrangement sanctioned by the High Court as aforesaid is binding on the company and the members or the class of members with whom the arrangement is proposed to be entered into.

The Scheme is a takeover offer under section 674 of the Companies Ordinance. Under section 674 of the Companies Ordinance, where the arrangement involves a takeover offer, the members or the class of members agree or agrees to the arrangement if, at a meeting summoned as directed by the High Court, members representing at least 75% of the voting rights of the members or the class of members, as the case may be, present and voting, in person, via the Court Meeting Online Platform or by proxy, agree to the arrangement and the votes cast against the arrangement at the meeting do not exceed 10% of the total voting rights attached to all the Ordinance Disinterested Shares in the company or of the class in the company, as the case may be.

In addition to satisfying the requirements imposed by law as summarised above, Rule 2.10 of the Takeovers Code requires, except with the consent of the Executive, that the Scheme may only be implemented if:

(a) the Scheme is approved by at least 75% of the votes attaching to the Code Disinterested Shares that are cast either in person, via the Court Meeting Online Platform or by proxy at the Hang Seng Bank Court Meeting; and

(b) the number of votes cast against the resolution to approve the Scheme at the Hang Seng Bank Court Meeting is not more than 10% of the votes attaching to all the Code Disinterested Shares.

At the Hang Seng Bank Court Meeting:

(i)   holders of 236,604,569 Scheme Shares (representing approximately 85.75% of the voting rights of the Scheme Shareholders present and voting in person, via the Court Meeting Online Platform or by proxy at the Hang Seng Bank Court Meeting) voted in favour of the resolution to approve the Scheme and holders of 39,304,688 Ordinance Disinterested Shares (representing (i) approximately 14.25% of the voting rights of the Scheme Shareholders present and voting in person, via the Court Meeting Online Platform or by proxy at the Hang Seng Bank Court Meeting and (ii) approximately 5.89% of the total voting rights attaching to all the Ordinance Disinterested Shares) voted against the resolution to approve the Scheme; and

(ii)  Code Disinterested Shareholders holding 236,604,569 Code Disinterested Shares (representing approximately 85.75% of the votes attaching to the Code Disinterested Shares that were cast in person, via the Court Meeting Online Platform or by proxy at the Hang Seng Bank Court Meeting) voted in favour of the resolution to approve the Scheme and Code Disinterested Shareholders holding 39,304,688 Code Disinterested Shares (representing (i) approximately 14.25% of the voting rights attaching to the Code Disinterested Shares that were cast in person, via the Court Meeting Online Platform or by proxy at the Hang Seng Bank Court Meeting and (ii) approximately 5.94% of the total voting rights attaching to all the Code Disinterested Shares) voted against the resolution to approve the Scheme.

Accordingly, the resolution proposed at the Hang Seng Bank Court Meeting to approve the Scheme was duly passed in accordance with the requirements of sections 673 and 674 of the Companies Ordinance and Rule 2.10 of the Takeovers Code.

As at the Meeting Record Time:

(1) the issued share capital of Hang Seng Bank comprised 1,872,937,536 Hang Seng Bank Shares;

(2) there were (a) no treasury shares held by Hang Seng Bank (including any treasury shares held or deposited with CCASS) and (b) no Hang Seng Bank Shares repurchased by Hang Seng Bank which were pending cancellation;

(3) HSBC Asia Pacific (through its wholly-owned subsidiary Wayfoong Nominees Limited) held 1,188,057,371 Hang Seng Bank Shares as a strategic shareholding, representing approximately 63.43% of the total issued share capital of Hang Seng Bank. Such Hang Seng Bank Shares did not form part of the Scheme Shares. HSBC Asia Pacific confirms that such Hang Seng Bank Shares were not voted at the Hang Seng Bank Court Meeting;

(4) the Scheme Shares comprised a total of 684,880,165 Hang Seng Bank Shares held or beneficially owned by the Scheme Shareholders (including the HSBC Asia Pacific Concert Parties), representing approximately 36.57% of the total issued Hang Seng Bank Shares;

(5) save for the Hang Seng Bank Shares which were held by (i) members of the HSBC Group and the Hang Seng Bank Group for and on behalf of non-discretionary clients (including, for example, as a custodian or a non-discretionary trustee) and (ii) any member of the BofA Securities group or the Goldman Sachs group for and on behalf of their respective non-discretionary clients or in the capacity as exempt principal traders or exempt fund managers (in each case recognised by the Executive as such for the purpose of the Takeovers Code),  HSBC Asia Pacific and HSBC Asia Pacific Concert Parties held an aggregate of 22,813,471 Hang Seng Bank Shares which formed part of the Scheme Shares, representing approximately 1.22% of the total issued share capital of Hang Seng Bank.  HSBC Asia Pacific confirms that such Hang Seng Bank Shares were not voted at the Hang Seng Bank Court Meeting;

(6) Luanne Lim Hui Hung held 2,000 Hang Seng Bank Shares, representing approximately 0.0001% of the total issued share capital of Hang Seng Bank. Ms. Lim is an executive director and chief executive of Hang Seng Bank. Her positions with the Hang Seng Bank Group do not render her an HSBC Asia Pacific Concert Party. Both Ms. Lim and HSBC Asia Pacific confirm that Ms. Lim is not acting in concert with HSBC Asia Pacific. However, in the light of her position held within the HSBC Group entities, Ms. Lim has undertaken to abstain from voting at the Hang Seng Bank Court Meeting in respect of her own beneficial holdings in the Hang Seng Bank Shares. Ms. Lim has confirmed that such Hang Seng Bank Shares were not voted at the Hang Seng Bank Court Meeting;

(7) the HSBC Group (including but not limited to HSBC Asia Pacific and the Hang Seng Bank Group) held approximately 390,684,259 Hang Seng Bank Shares on a non-discretionary basis and on behalf of its clients. Such Hang Seng Bank Shares formed part of the Scheme Shares and were permitted to be voted at the Hang Seng Bank Court Meeting;

(8) Hang Seng Bank Shares held by members of Morgan Stanley group, the BofA Securities group or the Goldman Sachs group respectively acting in the capacity of exempt principal trader were not permitted to be voted at the Hang Seng Bank Court Meeting unless the Executive allowed such Hang Seng Bank Shares to be so voted. Hang Seng Bank Shares held by such exempt principal traders in the Morgan Stanley group, the BofA Securities group or the Goldman Sachs group respectively were allowed to be voted at the Hang Seng Bank Court Meeting if (i) the relevant connected exempt principal trader held the Hang Seng Bank Shares as a simple custodian for and on behalf of non-discretionary clients, and (ii) there were contractual arrangements in place between the relevant connected exempt principal trader and its clients that strictly prohibited the relevant connected exempt principal trader from exercising any voting discretion over the relevant Hang Seng Bank Shares, and all voting instructions originated from the client only (if no instructions were given, then no votes were permitted to be cast for the relevant Hang Seng Bank Shares held by the relevant connected exempt principal trader). Morgan Stanley has confirmed exempt principal traders in the Morgan Stanley group, BofA Securities has confirmed exempt principal traders in the BofA Securities group, and Goldman Sachs has confirmed exempt principal traders in the Goldman Sachs group, respectively, did not exercise voting rights attached to the Hang Seng Bank Shares held by them (other than those Hang Seng Bank Shares held by such exempt principal trader as a simple custodian for and on behalf of non-discretionary clients who were entitled to vote in the context of the Proposal and over which the relevant exempt principal trader had no voting discretion) at the Hang Seng Bank Court Meeting;

(9) the total number of Ordinance Disinterested Shares for the purpose of sections 673 and 674 of the Companies Ordinance was 667,232,880, representing approximately 35.62% of the total issued share capital of Hang Seng Bank. Accordingly, 10% of the Ordinance Disinterested Shares amounted to 66,723,288 Hang Seng Bank Shares; and

   (10) the total number of Code Disinterested Shares for the purpose of Rule 2.10 of the Takeovers Code was 662,066,694, representing approximately 35.35% of the total issued share capital of Hang Seng Bank. Accordingly, 10% of the Code Disinterested Shares amounted to 66,206,669 Hang Seng Bank Shares.

Save as disclosed in paragraph (8) above, no Scheme Shareholder was required to abstain from voting, or abstain from voting in favour of the Scheme, at the Hang Seng Bank Court Meeting in accordance with the Takeovers Code or the Hong Kong Listing Rules (including Rule 13.40 of the Hong Kong Listing Rules).  Save as disclosed in paragraphs (5), (6) and (8) above, the Scheme Document did not indicate any Scheme Shareholder's intention to vote against or to abstain from voting in respect of the Scheme at the Hang Seng Bank Court Meeting.

Ms. Cordelia Chung, an independent non-executive director of Hang Seng Bank, was the chairman of the Hang Seng Bank Court Meeting. Mr. Edward Cheng Wai Sun, being an independent non-executive director of Hang Seng Bank and the Chairman of the Hang Seng Bank Board,  Ms. Luanne Lim Hui Hung and Ms. Saw Say Pin, both being executive directors of Hang Seng Bank, and Mr. Clement Kwok King Man, Ms. Patricia Lam Sze Wan, Ms. Lin Huey Ru and Ms. Wang Xiao Bin, all being independent non-executive directors of Hang Seng Bank, attended the Hang Seng Bank Court Meeting.

Computershare Hong Kong Investor Services Limited, being the Share Registrar, was the scrutineer for the vote-taking at the Hang Seng Bank Court Meeting.

RESULTS OF THE HANG SENG BANK GENERAL MEETING

The Hang Seng Bank General Meeting was held on Thursday, 8 January 2026 in the form of a hybrid meeting at Grand Ballroom, 16/F, Hopewell Hotel, 15 Kennedy Road, Wan Chai, Hong Kong and via the General Meeting Online Platform (https://meetings.computershare.com/HangSengGeneralMeeting).

The poll results in respect of the special resolution proposed at the Hang Seng Bank General Meeting were as follows:

Special Resolution	Votes cast (including by proxy) (approximate %)
	Total	For	Against
To approve the Scheme between Hang Seng Bank and the Scheme Shareholders; for the purpose of giving effect to the Scheme, to approve (i) the reduction of the share capital of Hang Seng Bank, (ii) the increase in the share capital of Hang Seng Bank and (iii) the allotment and issue of new shares in the capital of Hang Seng Bank to HSBC Asia Pacific (or its nominee); to approve the withdrawal of listing of shares of Hang Seng Bank on the Hong Kong Stock Exchange, subject to the Scheme taking effect; and to authorise the directors of Hang Seng Bank to do all acts and things considered by them to be necessary or desirable in connection with the implementation of the Scheme, as more particularly set out in the Notice of Hang Seng Bank General Meeting dated 15 December 2025.
	1,463,860,421 (100%)	1,424,322,294 (97.30%)	39,538,127 (2.70%)

Accordingly, the special resolution to approve and give effect to the Proposal and the Scheme, including the reduction and restoration of the issued share capital of Hang Seng Bank under the Proposal and the Scheme, was duly approved (by way of a poll) by a majority of at least 75% of the votes cast by the Hang Seng Bank Shareholders present and voting in person, via the General Meeting Online Platform and by proxy at the Hang Seng Bank General Meeting.

As at the date of the Hang Seng Bank General Meeting, a total of 1,872,937,536 Hang Seng Bank Shares were in issue and there were (a) no treasury shares held by Hang Seng Bank (including any treasury shares held or deposited with CCASS) and (b) no Hang Seng Bank Shares repurchased by Hang Seng Bank which were pending cancellation.

There were no Hang Seng Bank Shares entitling the holders thereof to attend where such holders were required to abstain from voting in favour of the special resolution at the Hang Seng Bank General Meeting pursuant to Rule 13.40 of the Hong Kong Listing Rules. No Hang Seng Bank Shareholder was required under the Hong Kong Listing Rules to abstain from voting on the special resolution at the Hang Seng Bank General Meeting.  The Scheme Document did not indicate any person's intention to vote against or to abstain from voting on the special resolution at the Hang Seng Bank General Meeting.  All Hang Seng Bank Shareholders whose names appeared in the register of members of Hang Seng Bank as at the Meeting Record Time were entitled to attend and vote on the special resolution at the Hang Seng Bank General Meeting.

Ms. Cordelia Chung was the chairman of the Hang Seng Bank General Meeting. Mr. Edward Cheng Wai Sun, being an independent non-executive director of Hang Seng Bank and the Chairman of the Hang Seng Bank Board,  Ms. Luanne Lim Hui Hung and Ms. Saw Say Pin, both being executive directors of Hang Seng Bank, and Mr. Clement Kwok King Man, Ms. Patricia Lam Sze Wan, Ms. Lin Huey Ru and Ms. Wang Xiao Bin, all being independent non-executive directors of Hang Seng Bank,  attended the Hang Seng Bank General Meeting.

Computershare Hong Kong Investor Services Limited, being the Share Registrar, was the scrutineer for the vote-taking at the Hang Seng Bank General Meeting.

CURRENT STATUS OF THE CONDITIONS OF THE PROPOSAL

As at the date of this joint announcement, (i) Conditions (a) and (b) have been satisfied; and (ii) Conditions (e) to (i) have been satisfied (but subject to their ongoing satisfaction or (if applicable) waiver). In this regard, the Proposal remains, and the Scheme will become binding and effective on Hang Seng Bank and all the Scheme Shareholders, subject to the satisfaction or (if applicable) waiver of the Conditions as stated in the section headed "5. Conditions of the Proposal" in the Explanatory Statement set out on pages 96 to 100 of the Scheme Document.

Subject to such Conditions being satisfied or (if applicable) waived on or before the Conditions Long Stop Date, the Scheme is expected to become binding and effective on Monday, 26 January 2026. As at the date of this joint announcement, none of HSBC Asia Pacific, HSBC Holdings and Hang Seng Bank is aware of any facts or circumstances which would lead to such Conditions not being fulfilled.

CLOSURE OF REGISTER OF MEMBERS FOR SCHEME ENTITLEMENT

For the purpose of determining the Scheme Shareholders who are qualified for the entitlements to the Scheme Consideration under the Scheme, the register of members of Hang Seng Bank will be closed from Tuesday, 20 January 2026 onwards and during such period no transfer of Hang Seng Bank Shares will be effected.

In order to qualify for entitlements to the Scheme Consideration under the Scheme, Scheme Shareholders should ensure that the transfers of Hang Seng Bank shares to them are lodged with the Share Registrar at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong for registration in their names or in the names of their nominees no later than 4:30 p.m. (Hong Kong time) on Monday, 19 January 2026.

EXPECTED LATEST TIME FOR TRADING OF HANG SENG BANK SHARES ON THE HONG KONG STOCK EXCHANGE

Subject to the Scheme becoming binding and effective, the expected latest time for trading of Hang Seng Bank Shares on the Hong Kong Stock Exchange is 4:10 p.m. on Wednesday, 14 January 2026.

PROPOSED WITHDRAWAL OF LISTING OF THE HANG SENG BANK SHARES

Subject to the Scheme becoming binding and effective, it is expected that the listing of the Hang Seng Bank Shares on the Hong Kong Stock Exchange will be withdrawn with effect from 4:00 p.m. on Tuesday, 27 January 2026. Hang Seng Bank has applied to the Hong Kong Stock Exchange for, and the Hong Kong Stock Exchange has approved, the withdrawal of the Hang Seng Bank Shares from the Hong Kong Stock Exchange in accordance with Rule 6.15(2) of the Hong Kong Listing Rules subject to the Scheme becoming effective.

EXPECTED TIMETABLE

The timetable set out below is indicative only and is subject to change. Any changes to the timetable will be jointly announced by HSBC Holdings, HSBC Asia Pacific and Hang Seng Bank. Unless otherwise specified, all times and dates refer to Hong Kong local times and dates.

Hong Kong time and date
Expected latest time for trading of Hang Seng Bank Shares on the Hong Kong Stock Exchange	4:10 p.m. on Wednesday, 14 January 2026
Latest time for lodging transfers of Hang Seng Bank Shares in order to qualify for entitlements to the Scheme Consideration under the Scheme	4:30 p.m. on Monday, 19 January 2026
Register of members of Hang Seng Bank closed for determining entitlements to the Scheme Consideration under the Scheme (Note 1)	From Tuesday, 20 January 2026 onwards
High Court hearing of the petition for the sanction of the Scheme (Note 2)	10:00 a.m. on Friday, 23 January 2026
Announcement of (1) the results of the High Court hearing for the petition for the sanction of the Scheme, (2) the expected Scheme Effective Date and (3) the expected date of the withdrawal of the listing of Hang Seng Bank Shares on the Hong Kong Stock Exchange posted on the website of the Hong Kong Stock Exchange no later than 7:00 p.m. on Friday, 23 January 2026
Scheme Record Date	Friday, 23 January 2026
Scheme Effective Date (Notes 2 and 5)	Monday, 26 January 2026
Announcement of (1) the Scheme Effective Date and (2) the withdrawal of the listing of Hang Seng Bank Shares on the Hong Kong Stock Exchange posted on the website of the Hong Kong Stock Exchange	Monday, 26 January 2026
The withdrawal of the listing of Hang Seng Bank Shares on the Hong Kong Stock Exchange becomes effective (Note 2)	4:00 p.m. on Tuesday, 27 January 2026
Latest time for (1) despatch of cheques for the payment of the Scheme Consideration to Scheme Shareholders (other than HKSCC Nominees) and (2) payment of the Scheme Consideration to HKSCC Nominees by electronic bank transfer (Notes 3, 4 and 5)
On or before Wednesday, 4 February 2026

Notes:

1.   The register of members of Hang Seng Bank will be closed during such period for the purpose of determining the Scheme Shareholders who are qualified for the entitlements to the Scheme Consideration under the Scheme.

2.   The High Court hearing will be held at the High Court at the High Court Building, 38 Queensway, Hong Kong. Subject to the Conditions having been satisfied or (if applicable) waived on or before the Conditions Long Stop Date, the Scheme shall become binding and effective as soon as an office copy of the order of the High Court sanctioning the Scheme (with or without modification) and confirming the reduction of the share capital of Hang Seng Bank provided for by the Scheme together with a minute and a return that comply with subsections (2) and (3) of section 230 of the Companies Ordinance shall have been delivered and registered by the Registrar of Companies in Hong Kong. If the Proposal becomes unconditional and the Scheme becomes binding and effective, it is expected that the listing of the Hang Seng Bank Shares on the Hong Kong Stock Exchange will be withdrawn at 4:00 p.m. on Tuesday, 27 January 2026.

3.   Cheques for the payment of the Scheme Consideration to the Scheme Shareholders (other than HKSCC Nominees), and payment of the Scheme Consideration to HKSCC Nominees by electronic bank transfer, will be despatched or made as soon as possible but in any event no later than the seventh (7th) business day (as defined in the Takeovers Code) after the Scheme Effective Date, and (if payment is made by way of cheques) such cheques will be despatched by ordinary post in postage pre-paid envelopes addressed to the Scheme Shareholders (other than HKSCC Nominees) at their respective addresses as appearing in the register of members of Hang Seng Bank as at the Scheme Record Date or, in the case of joint holders, at the address appearing in the register of members of Hang Seng Bank as at the Scheme Record Date of the joint holder whose name then stands first in the register of members of Hang Seng Bank in respect of the relevant joint holding. All such cheques shall be posted at the risk of the addressees and none of HSBC Holdings, HSBC Asia Pacific, Hang Seng Bank, BofA Securities, Goldman Sachs, HSBC Asia Pacific FA, Morgan Stanley, the Depositary (or any of its designees), the Hang Seng Bank IFA and the Share Registrar and their respective directors, employees, officers, agents, advisers, associates and affiliates and any other persons involved in the Proposal shall be responsible for any loss or delay in the despatch of the same. Your attention is also drawn to the section headed "15. Registration and payment" in the Explanatory Statement set out on pages 110 to 112 of the Scheme Document.

4.   In the case of Hang Seng Bank ADSs, the Depositary will receive an amount in Hong Kong dollars equal to the amount payable in respect of all the Scheme Shares represented by the Hang Seng Bank ADSs no later than the seventh (7th) business day (as defined in the Takeovers Code) after the Scheme Effective Date. Upon receipt, the Depositary will convert such funds into US dollars and thereafter pay to the Hang Seng Bank ADS Holders as a payment in US dollars in proportion to the number of Hang Seng Bank ADSs held by such Hang Seng Bank ADS Holders, in accordance with the Hang Seng Bank ADS Deposit Agreement.

5.   If any severe weather condition is in force in Hong Kong: (a) at any time before 12:00 p.m. but no longer in force at or after 12:00 p.m. on the Scheme Effective Date or the latest date to despatch cheques for the payment of the Scheme Consideration under the Scheme, the Scheme Effective Date or the latest date to despatch cheques (as the case may be) will remain on the same day; or (b) at any time at or after 12:00 p.m. on the Scheme Effective Date or the latest date to despatch cheques for the payment of the Scheme Consideration under the Scheme, the Scheme Effective Date or the latest date to despatch cheques (as the case may be) will be rescheduled to the following business day which does not have any of those warnings in force at 12:00 p.m. and/or thereafter (or another business day thereafter that does not have any severe weather condition at 12:00 p.m. or thereafter). For the purpose of this note, "severe weather" refers to the scenario where a tropical cyclone warning signal number 8 or above is hoisted, a black rainstorm warning and/or the "Extreme Conditions" warning as announced by the Hong Kong Government is/are in force in Hong Kong. Further announcement(s) will be made if there is any change to the expected timetable as a result of any severe weather.

GENERAL

Immediately before 9 October 2025 (being the commencement date of the offer period, within the meaning ascribed to such term under the Takeovers Code), save for the relevant securities of Hang Seng Bank which were held by (i) members of the HSBC Group and the Hang Seng Bank Group for and on behalf of non-discretionary clients (including, for example, as a custodian or a non-discretionary trustee) and (ii) any member of the BofA Securities group or the Goldman Sachs group for and on behalf of their respective non-discretionary clients or in the capacity as exempt principal traders or exempt fund managers (in each case recognised by the Executive as such for the purpose of the Takeovers Code), HSBC Asia Pacific and HSBC Asia Pacific Concert Parties held, controlled or directed (x) a total of 1,209,367,223  Hang Seng Bank Shares (representing approximately 64.57% of the total issued share capital of Hang Seng Bank on 9 October 2025 (calculated on the basis that the 2,800,000 Hang Seng Bank Shares that had been repurchased by Hang Seng Bank as of 9 October 2025 had been cancelled)) and (y) warrants and derivatives in respect of a total of 3,040,596 underlying reference Hang Seng Bank Shares (representing approximately 0.16% of the total issued share capital of Hang Seng Bank on 9 October 2025 (calculated on the basis that the 2,800,000 Hang Seng Bank Shares that had been repurchased by Hang Seng Bank as of 9 October 2025 had been cancelled)). Save as disclosed in the foregoing sentence, HSBC Asia Pacific and HSBC Asia Pacific Concert Parties did not hold, control or have direction over any other Hang Seng Bank Shares or rights over Hang Seng Bank Shares immediately before 9 October 2025.

Save as disclosed below, and save for the relevant securities of Hang Seng Bank which were acquired or agreed to be acquired by (i) members of the HSBC Group (including but not limited to HSBC Asia Pacific and the Hang Seng Bank Group) for and on behalf of non-discretionary clients (including, for example, as a custodian or a non-discretionary trustee) and (ii) any member of the BofA Securities group or the Goldman Sachs group for and on behalf of their respective non-discretionary clients or in the capacity as exempt principal traders or exempt fund managers (in each case recognised by the Executive as such for the purpose of the Takeovers Code), neither HSBC Asia Pacific nor any HSBC Asia Pacific Concert Party acquired or agreed to acquire any Hang Sang Bank Shares or any convertible securities, warrants, options or derivatives in respect of any Hang Seng Bank Shares since 9 October 2025 (being the commencement date of the offer period, within the meaning ascribed to such term under the Takeovers Code) and up to the Meeting Record Time:

(a) HSBC Asia Pacific and HSBC Asia Pacific Concert Parties (excluding any member of the Hang Seng Bank Group) acquired a total of 1,635,397  Hang Seng Bank Shares (representing approximately 0.09% of the total issued share capital of Hang Seng Bank as at the Meeting Record Time); and

(b) the Hang Seng Bank Group acquired a total of 4,193,864 Hang Seng Bank Shares (representing approximately 0.22% of the total issued share capital of Hang Seng Bank as at the Meeting Record Time).

For the avoidance of doubt, dealings in the relevant securities of Hang Seng Bank which were conducted by entities within the HSBC Group on and subsequent to 9 October 2025 up to and including the Meeting Record Time were conducted pursuant to waivers and consents granted by the Executive as set out in the announcement of HSBC Asia Pacific dated 27 November 2025 and the announcement of Hang Seng Bank dated 27 November 2025 respectively (except for the dealings in the Hang Seng Bank Shares by funds for which Internationale Kapitalanlagegesellschaft mbH acts as the fund administrator who has delegated and outsourced its trading discretion to third party asset managers while retaining voting discretion over such Hang Seng Bank Shares).

As at the Meeting Record Time, save as disclosed below, and save in respect of the relevant securities of Hang Seng Bank which were held by (i) any member of the HSBC Group or the Hang Seng Bank Group for and on behalf of its non-discretionary clients (including, for example, as a custodian or a non-discretionary trustee) and (ii) any member of the BofA Securities group or the Goldman Sachs group for and on behalf of their respective non-discretionary clients, none of HSBC Asia Pacific or the HSBC Asia Pacific Concert Parties had borrowed or lent any relevant securities of Hang Seng Bank, save for any borrowed Hang Seng Bank Shares or any convertible securities, warrants, options or derivatives in respect of Hang Seng Bank Shares which have been either on-lent or sold:

Name of holder	Nature of transaction	Number of Hang Seng Bank Shares to which it relates	Approximate percentage of Hang Seng Bank's issued share capital (%)
HSBC Bank plc	Borrowing	301,687	0.02

WARNING: Shareholders of and/or potential investors in HSBC Holdings and Hang Seng Bank should be aware that the Proposal will only be implemented if all the Conditions are satisfied or (if applicable) waived on or before the Conditions Long Stop Date. Shareholders of and/or potential investors in HSBC Holdings and Hang Seng Bank should therefore exercise caution when dealing in the securities of HSBC Holdings and Hang Seng Bank respectively. Persons who are in doubt as to the action they should take should consult their licensed securities dealer or registered institution in securities, bank manager, solicitor, professional accountant or other professional adviser.

For and on behalf of HSBC Holdings plc Brendan Nelson Group Chairman	For and on behalf of Hang Seng Bank Limited Edward Cheng Wai Sun Chairman
For and on behalf of The Hongkong and Shanghai Banking Corporation Limited Dr. Peter Wong Tung Shun Non-executive Chairman

The board of directors of HSBC Holdings plc as at the date of this announcement comprises: Brendan Robert Nelson*, Georges Bahjat Elhedery, Geraldine Joyce Buckingham†, Wei Sun Christianson†, Rachel Duan†, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Frances Godbehere†, Steven Craig Guggenheimer†, Manveen (Pam) Kaur, Dr José Antonio Meade Kuribreña†, Kalpana Jaisingh Morparia†, Eileen K Murray† and Swee Lian Teo†.

* Independent non-executive Chair
† Independent non-executive Director

The board of directors of HSBC Asia Pacific as at the date of this announcement comprises: Dr. Peter Wong Tung Shun#, David Gordon Eldon*, David Liao Yi Chien, Surendranath Ravi Rosha, Paul Jeremy Brough*, Judy Chau Lai Kun*, Edward Cheng Wai Sun*, Sonia Cheng Chi Man*, Choi Yiu Kwan*, Andrea Lisa Della Mattea*, Manveen (Pam) Kaur#, Rajnish Kumar*, Beau Kuok Khoon Chen*, Fred Lam Tin Fuk* and Annabelle Long Yu*.

# Non-executive Directors
* Independent Non-executive Directors.

The Hang Seng Bank Board as at the date of this announcement comprises: Edward Cheng Wai Sun* (Chairman), Luanne Lim Hui Hung (Chief Executive), Cordelia Chung*, Kathleen Gan Chieh Huey#, Clement Kwok King Man*, Patricia Lam Sze Wan*, David Liao Yi Chien#, Lin Huey Ru*, Saw Say Pin (Chief Financial Officer), Wang Xiao Bin* and Catherine Zhou Rong#.

# Non-executive Directors
* Independent Non-executive Directors

Hong Kong, 8 January 2026

HSBC Holdings plc
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.com
Incorporated in England and Wales with limited liability. Registration number 617987
Hang Seng Bank Limited 恒生銀行有限公司 Registered Office and Head Office: 83 Des Voeux Road Central, Hong Kong Incorporated in Hong Kong with limited liability
The Hongkong and Shanghai Banking Corporation Limited 香港上海滙豐銀行有限公司 Registered Office and Group Head Office: 1 Queen's Road Central, Hong Kong Incorporated in Hong Kong with limited liability

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 08 January 2026